SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE

13d-2(a)

Dipexium Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25456J104

(CUSIP Number)

PLx Pharma Inc.

8285 El Rio St., Suite 130

Houston, Texas 77054

713.842.1249

With a copy to:

Michael L. Laussade

Jackson Walker L.L.P.

2323 Ross Ave. Suite 600

Dallas, TX 75201

214.953.5805

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 22, 2016

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 25456J104	Page 2 of 8 Pages

1	names of reporting persons PLx Pharma Inc.
2	check the appropriate box if a member of a group (A) ☐ (B) ☒
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DE
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 4,414,270 (see Introduction and Item 5)
	9	sole dispositive power 0
	10	shared dispositive power 4,414,270 (see Introduction and Item 5)
11	aggregate amount beneficially owned by each reporting person 4,414,270 (see Introduction and Item 5)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 39.63%*
14	type of reporting person CO

*       Based on 10,401,122 shares of common stock of the issuer reported outstanding on the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2016.

Cusip No. 25456J104	Page 3 of 8 Pages

INTRODUCTORY NOTE

This statement on Schedule 13D (this “Statement”) relates to the Agreement and Plan of Merger and Reorganization, dated as of December 22, 2016 (the “Merger Agreement”), by and among PLx Pharma Inc., a Delaware corporation (“PLx”), Dipexium Acquisition Corp., Inc., a Delaware corporation (“AcquireCo”), and Dipexium Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and the transactions contemplated thereby. The Merger Agreement contemplates that, subject to the terms and conditions of the Merger Agreement, AcquireCo will be merged with and into PLx (the “Merger”), with PLx continuing after the Merger as the surviving corporation. Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of PLx’s common stock, par value $0.001 per share will be converted into the right to receive shares (the “Shares”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), subject to an equity exchange ratio determined and adjusted in accordance with the Merger Agreement.

David Luci and Robert DeLuccia (together, the “Shareholders”) are affiliates of the Company who beneficially own 2,208,535 Shares and 2,205,735 Shares, respectively, for a combined total of 4,414,270 Shares or approximately 39.63% of the outstanding Common Stock. In connection with the execution of the Merger Agreement, each of Mr. Luci and Mr. DeLuccia (as well as certain trusts controlled by each of them) entered into a separate voting agreement with PLx (the “Voting Agreements”), pursuant to which they have agreed (i) to grant to PLx an irrevocable proxy to vote their Shares in favor of the Merger and the Merger Agreement and against any other acquisition proposals, and (ii) to certain restrictions on the transfer of their Shares.

The description of the Merger Agreement and the Voting Agreements is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreements, which are filed as Exhibits 99.1 through 99.5 hereto, and are incorporated herein by reference.

ITEM 1.	SECURITY AND ISSUER.

The class of equity security to which this statement relates is the Common Stock of the Company. The address of the principal executive offices of the Company is 14 Wall St., Suite 3D, New York, NY.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) – (c), (f) This statement is being filed by PLx.

PLx is a corporation formed under the laws of the State of Delaware, and is a late-stage pharmaceutical company. The principal business and office address for PLx is 8285 El Rio St., Suite 130, Houston, Texas 77054.

(d) – (e) During the last five years, PLx has not, and to the best knowledge of PLx, none of the persons listed on Schedule A hereto has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As more fully described in Item 4 hereof, as an inducement for PLx to enter into the Merger Agreement, and in consideration thereof, the Shareholders entered into the Voting Agreements with PLx pursuant to which each Shareholder agreed to vote all of its Shares and any other shares of capital stock of the Company owned, beneficially or of record, as set forth in Schedule 1 of each Voting Agreement (its “Owned Securities”) in favor of the approval of the Merger, pursuant to which the shares of PLx will be converted into the right to receive common shares of the Company.  The Shares to which this Statement relates have not been purchased by PLx, and thus no funds have been used for such purpose.  Other than the consideration to be delivered by PLx pursuant to the Merger Agreement in accordance with the terms and conditions of the Merger Agreement, PLx has paid no funds or other consideration in connection with the execution and delivery of the Voting Agreements.  For a description of the Voting Agreements and the Merger Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Cusip No. 25456J104	Page 4 of 8 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

(a) – (j)

Merger Agreement

As set forth in the Introductory Note, on December 22, 2016, PLx, the Company, and AcquireCo entered into the Merger Agreement.  The Merger Agreement provides for the merger of AcquireCo with and into PLx, with PLx surviving the Merger as a wholly owned subsidiary of the Company, on the terms and subject to the conditions set forth in the Merger Agreement.  Upon consummation of the Merger, the shares of PLx’s common stock will be converted into Shares based on the Equity Exchange Ratio (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for both the Company and PLx, as well as customary representations, warranties and covenants made by the Company and PLx, including as to the indemnification of directors and officers, and the Company’s and PLx’s conduct of their respective businesses between the date of signing the Merger Agreement and the closing of the Merger. Pursuant to the terms of the Merger Agreement, the Company will make a bridge loan available to PLx in the principal amount of up to $2 million by January 15, 2017.

The Company’s and PLx’s obligations to consummate the Merger are subject to the satisfaction or waiver of customary closing conditions, including, among others, obtaining the requisite approvals of the stockholders of the Company and PLx, the Company’s having a minimum level of cash of $12 million at the time of closing, and the effectiveness of a registration statement on Form S-4 relating to the shares of Common Stock to be issued to PLx stockholders pursuant to the Merger Agreement.

 The above description of the Merger and the Merger Agreement is qualified in its entirety by the text of the Merger Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Voting Agreements

As an inducement for PLx to enter into the Merger Agreement, and in consideration thereof, the Shareholders entered into the Voting Agreements with PLx.  Pursuant to the Voting Agreements, each of the Shareholders has agreed, at any meeting of the shareholders of the Company, or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of the Company, to vote (or cause to be voted)  all of such Shareholder’s Owned Securities: (i) in favor of (A) the adoption of the Merger Agreement and the approval of the Merger, and (B) the DPRX Charter Amendment (as defined in the Merger Agreement); (ii) against any action, proposal, transaction or agreement that, to the knowledge of such Shareholder, would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that would reasonably be expected to result in any of the conditions to closing under the Merger Agreement not being fulfilled; and (iii) against any DPRX Acquisition Proposal (as defined in the Merger Agreement), or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger and all other transactions contemplated by the Merger Agreement.

Each Shareholder also agreed, among other things, subject to certain exceptions, not to, directly or indirectly: (a) sell, assign, transfer, tender, offer, exchange, assign, pledge or otherwise dispose of any Owned Securities, (b) deposit any Owned Securities into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or grant any proxy or power of attorney with respect thereto (other than pursuant to the Voting Agreement), or (c) enter into any contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of any Owned Securities.

Cusip No. 25456J104	Page 5 of 8 Pages

The Voting Agreements and the proxies granted thereunder terminate upon the earlier to occur of (a) the Merger Effective Time (as defined in the Merger Agreement), (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VII thereof or otherwise, or (c) upon mutual written agreement of the parties to a given Voting Agreement.

The cover page of this Statement refers to 4,414,270 Shares beneficially owned by PLx with shared voting power and shared dispositive power, representing approximately 39.63% of the total outstanding Shares based on 10,401,122 Shares reported outstanding as of December 22, 2016 (as represented by the Company in the Merger Agreement).  However, such percentage and number of Shares may change at or prior to the time of the applicable vote.

The references to, and descriptions of, the Merger Agreement and the Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

Except as set forth in this Statement, the Voting Agreements or the Merger Agreement, neither PLx nor, to the knowledge of PLx, any of the persons listed on Schedule A hereto, has any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)           Under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as a result of entering into the Voting Agreements, PLx may be deemed to have beneficial ownership of 4,414,270 Shares, constituting approximately 39.63% of the 10,401,122 Shares outstanding as of December 22, 2016 (as represented by the Company in the Merger Agreement).  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by PLx that it is the beneficial owner of any of the Shares referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  To PLx’s knowledge, no Shares are beneficially owned by any of the persons listed on Schedule A hereto.

(b)           As a result of entering into the Voting Agreements, PLx may be deemed to have shared power to vote 4,414,270 Shares held by the Shareholders.

(c)           Except for the Voting Agreements, the Merger Agreement, and the transactions contemplated by those agreements, neither PLx nor, to PLx’s knowledge, any person named on Schedule A has effected any transaction in the Shares during the past 60 days.

(d)           To PLx’s knowledge, no person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Shareholders, other than the Shareholders.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 1, 3, and 4 above is incorporated herein by reference.

Cusip No. 25456J104	Page 6 of 8 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

99.1	Agreement and Plan of Merger and Reorganization dated as of December 22, 2016 by and among the Company, PLx and Dipexium Acquisition Corp.
99.2	Voting Agreement, dated December 22, 2016, by and between the Company, PLx, and Robert J. DeLuccia 2016 Annuity Trust
99.3	Voting Agreement, dated December 22, 2016, by and between the Company, PLx, and Robert J. DeLuccia
99.4	Voting Agreement, dated December 22, 2016, by and between the Company, PLx, and David P. Luci 2016 Annuity Trust
99.5	Voting Agreement, dated December 22, 2016, by and between the Company, PLx, and David P. Luci

Cusip No. 25456J104	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: December 30, 2016

PLX PHARMA INC.

By:	/s/ Natasha Giordano
Natasha Giordano, Chief Executive Officer

Cusip No. 25456J104	Page 8 of 8 Pages

Schedule A

Name	Present Principal Occupation or Employment	Citizenship

Board of Directors

Michael Valentino	Executive Chairman of the Board of PLx Pharma Inc.	United States
Natasha Giordano	President and Chief Executive Officer of PLx Pharma Inc.; Director of Aceto Corporation	United States
Gary Balkema	Director of Brady Corporation	United States
Robert Casale	Director of First Aid Shot Therapy; Director of Common Sense LTD	United States
Kirk Calhoun	Director of NantHealth, Inc.; Director of Great Basin Scientific, Inc.; and Director of Ryerson Holding Corporation	United States
John W. Hadden II	Chief Executive Officer of IRX Therapeutics, Inc.	United States

Executive Officers

David Jorden	Acting Chief Financial Officer of PLx Pharma Inc.; Chief Executive Officer and Director of Nanospectra Biosciences, Inc.; and Chief Executive Officer and Chief Financial Officer, and Director of Nuo Therapeutics, Inc.	United States
Gary Mossman	Chief Operating Officer, PLx Pharma Inc.	United States